SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2007

Commission File Number 1-12356

DAIMLERCHRYSLER AG

(Translation of registrant’s name into English)

MERCEDESSTRASSE 137, 70327 STUTTGART, GERMANY

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of DaimlerChrysler North America Holding Corporation (Registration Statements Nos. 333-123535 and 333-13160) and the registration statements on Form S-8 (Nos. 333-5074, 333-7082, 333-8998, 333-86934, 333-86936 and 333-134198) of DaimlerChrysler AG

DAIMLERCHRYSLER AG

FORM 6-K: TABLE OF CONTENTS

1.	Press Release: DaimlerChrysler achieves €5.5 billion operating profit in 2006

2.	Fact Sheets

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The figures in this document are preliminary and have neither been approved yet by the Supervisory Board nor audited by the external auditor.

This document contains forward-looking statements that reflect our current views about future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are used to identify forward looking statements. These statements are subject to many risks and uncertainties, including an economic downturn or slow economic growth, especially in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products and possible lack of acceptance of our products or services;  competitive pressures which may limit our ability to reduce sales incentives and raise prices; price increases in fuel, raw materials, and precious metals; disruption of production or delivery of new vehicles due to shortages of materials, labor strikes, or supplier insolvencies; a decline in resale prices of used vehicles; the ability of the Chrysler Group to reduce costs, especially in light of restructuring activities underway at some of our major competitors in the NAFTA region, and to respond to shifts in market demand towards smaller, more fuel efficient vehicles;  effective implementation of cost reduction and efficiency optimization programs, including our new management model; the business outlook of our equity investee EADS, including the financial impact of delays in and potentially lower volume of future aircraft deliveries; changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety, the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and other risks and uncertainties, some of which are described under the heading “Risk Report” in DaimlerChrysler’s most recent Annual Report and under the headings “Risk Factors” and “Legal Proceedings” in DaimlerChrysler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward looking statements. Any forward looking statement speaks only as of the date on which it is made.

Contacts		Press Information

Thomas Froehlich	Telephone	Date:
	+49(0)711/1741361	February 14, 2007
Mobile
+49(0)160/8614778

Han Tjan	Telephone
+1 212 909 9063
Mobile
+1 917 667 2381

DaimlerChrysler achieves €5.5 billion operating profit in 2006

•         Net income of €3.2 billion (2005: €2.8 billion)

•         Earnings per Share of €3.16 (2005: €2.80)

•         Revenues up 1% to €151.6 billion

Stuttgart/Auburn Hills - DaimlerChrysler (stock exchange abbreviation DCX) today published its preliminary Group and divisional results for the year 2006.

DaimlerChrysler recorded an operating profit of €5,517 million in 2006, compared with €5,185 million in 2005.

The development of the Group’s operating profit was primarily impacted by the significant decline in earnings at the Chrysler Group. This was more than offset by the substantial earnings improvement at the Mercedes Car Group and the repeated increase in earnings at the Truck Group and the Financial Services division. The contribution to earnings from the Van, Bus, Other segment was lower than in the prior year. The earnings trend was affected by special items in both years, which are shown in the table on pages 16 and 17.

Net income increased by €0.4 billion to €3.2 billion (2005: €2.8 billion). Based on the reported net income, earnings per share amounted to €3.16 compared with €2.80 in 2005.

The Board of Management proposes to the Supervisory Board that a dividend of €1.50 per share should be distributed for the year 2006 (2005: €1.50). This proposal takes account not only of the development of operating profit and cash flow in 2006, but also of expectations for the coming years.

Unit sales and revenues

DaimlerChrysler sold a total of 4.7 million vehicles in 2006 (2005: 4.8 million), while the Group’s total revenues increased by 1% to €151.6 billion. Adjusted for exchange-rate effects and changes in the consolidated Group, the increase in revenues amounted to 2%.

The workforce

As of December 31, 2006, DaimlerChrysler employed a workforce of 360,385 people worldwide (2005: 382,724). Of this total, 166,617 were employed in Germany (2005: 182,060) and 94,792 in the United States (2005: 97,480).

The implementation of the new management model is running according to plan. By the end of January 2007, approximately 2,000 employees worldwide had either signed voluntary severance agreements or had already left the Group. DaimlerChrysler has been working with the new structures since

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August 1, 2006. Important processes have been made faster and more efficient, allowing substantial efficiency gains. The total expenditure for the implementation of the program in the years 2006 through 2008 is likely to be in the region of €2 billion. Of this total, €393 million was incurred in the year 2006.

Investing to safeguard future

Worldwide, the DaimlerChrysler Group invested a total of €5.9 billion in property, plant and equipment in 2006 (2005: €6.6 billion). Capital expenditure at the Mercedes Car Group of €1.7 billion was slightly higher than in the prior year (€1.6 billion). To continue its product offensive and to make its production facilities more flexible, the Chrysler Group invested €2.9 billion in property, plant and equipment (2005: €3.1 billion). The Truck Group invested €907 million in 2006, mainly related to new technologies, powertrains and safety concepts (2005: € 966 million).

Expenditure for research and development totaled €5.3 billion in 2006 (2005: €5.6 billion). The most important projects at the Mercedes Car Group were the new generation of the E-Class, the new version of the CL-Class, and preparations for the model change for the C-Class in 2007. The Chrysler Group’s focus was on the development of the new minivan generation as well as on hybrid vehicles. The Truck Group’s major projects included the successor models for the Mercedes-Benz Actros and Axor, for the Freightliner Premium Class and for the Mitsubishi Fuso Super Great. Additional key areas of R&D

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activities at DaimlerChrysler were the further development of powertrain technologies, alternative propulsion systems such as hybrid drive and fuel cells, and electronic systems for the improvement of vehicle safety.

During the planning period of 2007 through 2009, DaimlerChrysler will presumably invest a total of €17.5 billion in property, plant and equipment and €16.2 billion in research and development activities. This adds up to total of investment in safeguarding the future of €33.7 billion.

Mercedes Car Group

The Mercedes Car Group division, comprising the brands Mercedes-Benz, Maybach, smart, Mercedes-Benz AMG and Mercedes-Benz McLaren, sold 1,251,800 vehicles in 2006 (2005: 1,216,800).

Revenues of €54.6 billion were 9% higher than the prior year’s level.

The Mercedes Car Group achieved an operating profit of €2,415 million in 2006, compared with an operating loss of €505 million in the prior year. The results of both years were significantly affected by special items. There were expenses of €946 million in connection with the discontinuation of production of the smart forfour in 2006, while the realignment of the smart business model in 2005 resulted in charges of €1,111 million. Charges relating to staff reductions at Mercedes-Benz Passenger Cars in the context of the CORE program decreased to €286 million in 2006 (2005: €570 million). Additional special items with effects on the results of both years are shown in the table on page 16.

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The substantial increase in the division’s operating profit is due in particular to the efficiency improvements achieved in the context of the CORE program. Other positive factors were the higher unit sales of Mercedes-Benz Passenger Cars and the improved model mix due to the launch of the new S-Class as well as the M- and GL-Class models. A negative impact on operating profit in 2006 resulted from currency effects.

The Mercedes-Benz brand increased unit sales in the year under review by 5% to 1,149,100 vehicles. As a result, the brand was able to boost its market share in key regions, despite tougher competition. This positive result was primarily due to the very successful new model launches in 2005, particularly of the new S-Class, which went on sale in the United States in February 2006. Like the new CL- and GL-Class models, the updated E- and SL-Class vehicles launched in 2006 were also very well received by the market and contributed to the Mercedes-Benz brand’s success in the year under review. On October 15, 2006, the division launched the E320 BLUETEC — the world’s cleanest diesel passenger car — in the United States and Canada.

The extensive measures being implemented to further improve the quality of DaimlerChrysler’s vehicles are having very positive effects. This claim is supported by internal analyses and many external studies. The J.D. Power Initial Quality Study 2006 concluded that the Mercedes-Benz brand has a positive trend in the category of initial quality. Improvements were achieved in nearly all of the issues that were addressed in last year’s study (IQS 2005).

Unit sales of the smart brand totaled 102,700 vehicles in the

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year under review (2005: 124,300). Unit sales of the smart fortwo developed especially well throughout the year, with the model’s production volume once again exceeding the planned target in the vehicle’s ninth year of production. More than 750,000 smart fortwos have been sold since the vehicle’s market launch. Despite an increase in production at the beginning of the year, nearly all smart fortwo models built had been sold by the end of 2006. Sales of the last smart roadsters and smart forfour models proceeded according to plan; nearly all remaining stocks of these vehicles had been sold by the end of the year under review.

In November 2006, smart unveiled the new smart fortwo, which will be launched in Europe in April 2007. Starting in 2008, the new smart fortwo will also be available in the United States, which has become a promising market for smart due to increasing traffic volumes and rising fuel prices. The second-largest automobile retail organization in the United States — the UnitedAuto Group — will act as the exclusive importer of smart brand vehicles.

Chrysler Group

Worldwide, the Chrysler Group shipped 2.7 million Chrysler, Jeep® and Dodge branded passenger cars, sports tourers, minivans, SUVs and light trucks to its dealerships in 2006 (2005: 2.8 million). Worldwide retail sales decreased by 5% in 2006 to 2.7 million units.

As a result of lower volumes and a weaker US dollar on average for the year, the Chrysler Group’s revenues for the year of €47.1 billion were significantly lower than in 2005 (€50.1 billion).

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The Chrysler Group posted an operating loss of €1,118 million in 2006, compared with an operating profit of €1,534 million in 2005.

The deterioration in operating results was primarily the result of negative net pricing, unfavorable product and sales market mix, and a decline in factory unit sales in the United States. These factors reflect the continuing difficult market environment in the United States during 2006 marked by an overall decline in market volume, a shift in consumer demand towards smaller, more fuel-efficient vehicles due to higher fuel prices, as well as the impact of higher interest rates. These negative factors were partially offset by the market success of the new models, most of which were launched in the second half of the year. Several of these vehicles target this shift in consumer demand, resulting in a positive contribution to earnings in the fourth quarter of the year.

In addition, the financial support provided to supplier Collins & Aikman led to a charge of €66 million in 2006, compared to €99 million in 2005. The Chrysler Group’s prior-year operating profit was positively impacted by a €240 million gain on the sale of the Arizona Proving Grounds vehicle testing facility. Further special items that affected earnings in 2005 are shown in the table on page 16.

The Chrysler Group launched a total of ten attractive new models in 2006, and significantly expanded its sales outside the NAFTA region (+22% to 214,400 vehicles). Dodge launched its compact five-door car — the Dodge Caliber, as well as its first

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mid-size SUV — the Dodge Nitro, and the new Dodge Ram 3500 Chassis Cab. The new positioning of the Jeep® brand portfolio continued with the launch of the compact Jeep® Compass. Other new models launched were the Jeep® Grand Cherokee SRT8, the new Jeep® Wrangler, the four-door Jeep® Wrangler Unlimited and the Jeep® Patriot. The Chrysler brand launched the Aspen, its first full-size SUV, while the new Chrysler Sebring is intended to strengthen the Chrysler Group’s competitive position in the mid-size sedan category.

The Chrysler Group also made more progress in the field of vehicle quality in 2006. Internal measurements show that the quality of the division’s vehicles is better than ever before, a fact which is confirmed by external quality studies: The Chrysler brand ranked in the top ten in the 2006 J.D. Power Initial Quality Study.

All three Chrysler Group brands also made gains in the 2006 J.D. Power Vehicle Dependability Study, showing that customer perception of quality continues to improve as new vehicles replace older models in the product range.

The new manufacturing flexibility strategies have helped to improve the Chrysler Group’s efficiency, allowing the division to better utilize its assets, such as the Belvidere (Illinois) Assembly Plant, where the Dodge Caliber is built with the use of highly flexible robots and free of vehicle-specific heavy tooling. Over the four years of 2002 through 2005, the Chrysler Group posted a cumulative 24% productivity improvement, with a 6% improvement in 2005, as confirmed by the 2006 Harbour

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Report, a recognized industry study that measures the productivity of North American automotive manufacturers.

One year after the start of production by the Global Engine Manufacturing Alliance (GEMA), the second World Engine plant opened in Dundee (Michigan) in October 2006. The two plants in Dundee are part of a five-factory global venture developed by DaimlerChrysler, Hyundai Motor and Mitsubishi Motors.

Truck Group

In 2006, the Truck Group built on the very successful developments of the prior year, increasing unit sales by 1% to a new record of 537,000 vehicles.

The higher sales volume and an improved model mix also led revenues to rise sharply by 5% to €32.0 billion.

The Truck Group achieved an operating profit of €2,020 million in 2006, a significant increase from the previous year’s result of €1,606 million. The operating profit posted in 2005 included exceptional income of €276 million from the settlement reached with Mitsubishi Motors Corporation relating to expenditure for quality actions and recall campaigns at Mitsubishi Fuso Truck and Bus Corporation. The impact of other special factors on the earnings of the two years is shown in the table on page 17.

The increase in operating profit was primarily the result of efficiency improvements realized in the context of the Global Excellence Program as well as improved product positioning

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and model mix. In addition, higher unit sales, which were mainly the result of purchases brought forward because of stricter emission limits in important markets, contributed to the higher earnings. Higher expenses for new vehicle projects, for the fulfillment of future emission regulations as well as currency effects had a negative impact on operating profit.

Trucks Europe/Latin America (Mercedes-Benz) once again increased its unit sales in the core markets of Western Europe. However, due to a market downturn in Brazil and lower sales in the Near and Middle East, total unit sales of 142,100 vehicles were slightly below the prior year’s high level. Operating in a very positive market environment, the Trucks NAFTA unit (Freightliner, Sterling, Western Star, Thomas Built Buses) increased its sales by 3% in 2006 to the record level of 208,300 vehicles. Trucks Asia (Mitsubishi Fuso) sold 186,600 vehicles in 2006, a sharp increase (+4%) on the prior year.

In the summer of 2006, as part of a roadshow through 12 major European cities the division presented the Mercedes-Benz Safety Truck, which combines all of the currently available assistance and safety systems, including Active Brake Assist (emergency braking support), Lane Assistant, Adaptive Cruise Control, and the Stability Program. Large-scale trials have shown that accident frequency can be reduced by 50% by the Mercedes-Benz Safety Package. Furthermore, The Truck Group’s Hybrid Technology Competence Center passed one of its first milestones with the introduction of Fuso’s Canter Eco Hybrid in Japan.

In 2006, to ensure that it is ideally prepared to face future challenges, the Truck Group began to build a Development and

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Testing Center in the vicinity of the Wörth, Germany, truck assembly plant. The first stage of construction is scheduled to be completed during the year 2007.

Coinciding with Group-wide implementation of the new management model, the Truck Group was launched on August 1, 2006 with a modified organizational structure. The division now consists of three operating units: Trucks Europe/Latin America, Trucks NAFTA, and Trucks Asia, each of which is responsible for production and sales operations in its respective region. In order to more extensively exploit synergies as early as the product creation phase — and to allow the enhanced harmonization of parts and components — the former Truck Product Creation unit was split into two powerful units: Truck Product Engineering, which is responsible for the three vehicle development centers in Stuttgart, Portland and Kawasaki as well as the integrated development of large components, and Truck Powertrain Operations & Manufacturing Engineering, which oversees worldwide component production and production planning for vehicle and component plants.

Financial Services

The Financial Services division once again developed positively and further improved its market position in 2006. Financial Services significantly improved its operating profit from €1,468 million in 2005 to €1,714 million in 2006, thus achieving record earnings for the fifth consecutive year. The increase in operating profit was the result of higher new business and ongoing efficiency improvements. These factors more than offset higher expenses resulting from higher interest rates and increased cost of risk. In addition, the business development at Toll Collect also

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contributed to the positive earnings trend.

New business increased by 10% to €53.0 billion, while contract volume of €113.3 billion was 4% lower than in the prior year. Adjusted for exchange-rate effects, contract volume rose by 5%. At the end of 2006, Financial Services’ portfolio comprised 6.5 million leased and financed vehicles.

The Americas region (North and South America) managed a total contract volume of €80.4 billion at the end of 2006 (end of 2005: €85.9 billion). This was once again the highest volume recorded by any Financial Services region, accounting for 71% of the total portfolio. Adjusted for exchange-rate effects, the portfolio in the region expanded by 4%. The Europe, Africa & Asia/Pacific region also developed positively in 2006. Contract volume of €32.9 billion was 3% higher than the prior year’s level.

In Germany, DaimlerChrysler Bank further improved its market position: contract volume at the biggest European national company rose by 5% to €16.0 billion. DaimlerChrysler Bank welcomed its one-millionth customer in May 2006.

DaimlerChrysler Financial Services expanded its financing activities for commercial vehicles in Japan by establishing the new Fuso Financial business unit. Since September 2006, Fuso Financial is in charge of Mitsubishi Fuso’s entire dealer network in Japan.

Van, Bus, Other

Within the framework of the new management model, DaimlerChrysler decided that the vans and buses activities,

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which until 2005 were part of the Commercial Vehicles division, would be directly managed as separate units. In addition, the Corporate Research department and the development departments of the Mercedes Car Group were merged; as a result, they are now directly allocated to the Mercedes Car Group.

The Van, Bus, Other segment recorded an operating profit of €913 million in 2006 (2005: €1,091 million). Operating profit in 2006 includes charges of €393 million for the implementation of the new management model. These charges were mainly incurred for workforce reductions in the DaimlerChrysler Group’s administrative areas. Exceptional income was achieved in 2006 from the sale of real estate not required for operating purposes (€133 million) and the consummation of the sale of the off-highway business (€248 million). Operating profit for 2005 included a positive contribution from the off-highway business of €144 million. The Van and Bus operating units again achieved positive results. The impact of special items on the earnings in 2006 is shown in the table on page 17.

Unit sales at the Vans unit totaled 256,900 vehicles worldwide in the year under review (2005: 267,200). This slight decrease in sales was due to the Sprinter model changeover and associated production bottlenecks at the Düsseldorf plant. DaimlerChrysler Buses comprises the bus operations of the Mercedes-Benz, Setra and Orion brands. The unit sold 36,200 buses and chassis worldwide in 2006 (2005: 36,200). The Buses unit thus repeated the high level of unit sales it achieved in the prior year and maintained its position as the global market leader.

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EADS contributed €649 million to the segment’s operating profit, which was below the prior-year result of €757 million. The reduction is primarily related to delays with the delivery of the Airbus A380. EADS will publish its results for the 2006 financial year on March 9, 2007.

Outlook

On the basis of the divisions’ planning, DaimlerChrysler expects the Group’s total unit sales to increase slightly in the year 2007. DaimlerChrysler assumes that total revenues in 2007 will be at least in the magnitude of the prior year.

Based on the divisions’ projections, DaimlerChrysler should achieve a significant increase in profitability in the planning period of 2007 through 2009.

A fundamental condition for the targeted increase in earnings is a generally stable economic and political situation, as well as the moderate rise in the worldwide demand for passenger cars and commercial vehicles expected for the years 2007 through 2009. Opportunities and risks may arise from the development of currency exchange rates and raw-material prices.

In the year 2007, DaimlerChrysler will change over its accounting and financial reporting to the International Financial Reporting Standards (IFRS). The present main performance measure, operating profit according to US GAAP, will then be replaced with EBIT (earnings before interest and taxes). The earnings outlook will be put into more detail with the publication

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of the interim report on the first quarter of 2007.

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In both 2006 and 2005, the development of earnings was affected by special items, which are shown in detail in the following table:

Amounts in millions of €	2006	2005
Mercedes Car Group
Expenses relating to the discontinuation of the smart forfour and the realignment of the smart business model	-946	-1,111

Expenses relating to staff reductions in the context of CORE	-286	-570

Income due to the adjustment of a provision for early retirement obligations	91	—

Income due to the release of a provision after a favorable verdict in a case concerning the infringement of EU competition law	—	60

Chrysler Group
Gain on the sale of the Arizona Proving Grounds vehicle testing facility	—	240

Expenses relating to financial support for supplier Collins & Aikman	-66	-99

Contractual penalties and asset impairment charges in connection with the reduction of purchasing volumes for the Chrysler Crossfire	—	-107

Lower depreciation expense for production equipment	—	105

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Amounts in millions of €	2006		2005
Truck Group
Income from the settlement with Mitsubishi Motors Corporation (MMC) concerning expenses for quality actions at Mitsubishi Fuso Bus and Truck Corporation (MFTBC)	—		276

Impairment charges associated with the sale of American LaFrance	—		-87

Income due to the adjustment of a provision for early retirement obligations	55		—

Gain on the disposal of the off-highway business	13		—

Van, Bus, Other
Expenses associated with the new management model	-393		—

Gain on the disposal of the off-highway business	248	(1)	—

Income from the sale of real estate no longer required for operating purposes	133		—

Income due to the adjustment of a provision for early retirement obligations	20		—

(1)  Including ongoing result of €35 million

The figures in this document are preliminary and have neither been approved yet by the Supervisory Board nor audited by the external auditor.

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This document contains forward-looking statements that reflect our current views about future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project”, “should” and similar expressions are used to identify forward looking statements. These statements are subject to many risks and uncertainties, including an economic downturn or slow economic growth, especially in Europe or North America; changes in currency exchange rates and interest rates; the introduction of competing products and possible lack of acceptance of our products or services; competitive pressures which may limit our ability to reduce sales incentives and raise prices; price increases in fuel, raw materials, and precious metals; disruption of production or delivery of new vehicles due to shortages of materials, labor strikes, or supplier insolvencies; the ability of the Chrysler Group to reduce costs, especially in light of restructuring activities underway at some of our major competitors in the NAFTA region, and to respond to shifts in market demand towards smaller, more fuel-efficient vehicles; effective implementation of cost-reduction and efficiency-optimization programs, including our new management model; the business outlook of our equity investee EADS, including the financial impact of delays in and potentially lower volume of future aircraft deliveries; changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety, the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; a decline in resale prices of used vehicles; and other risks and uncertainties, some of which we describe in the current Annual Report under the heading “Risk Report”. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward looking statements. Any forward looking statement speaks only as of the date on which it is made.

Further information about DaimlerChrysler is available on the Internet at: www.media.daimlerchrysler.com

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2

Fact Sheet Fourth Quarter
and Fiscal Year 2006

February 14, 2007

Contents

DaimlerChrysler Group

Stock Market Information

Earnings Situation

Sales Information

Mercedes Car Group

Chrysler Group

Truck Group

Vans & Buses

The figures in this document are preliminary and have neither been approved yet by the Supervisory Board nor audited by the external auditor.

Stock Market Information

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter			Fiscal Year
	2006	2005	2006	2005	2006	2005	2006	2005	Change	2006	2005	Change
Earnings per share (in EUR)
basic	0.29	0.28	1.77	0.73	0.53	0.84	0.56	0.95	-41%	3.16	2.80	+13%
diluted	0.29	0.28	1.77	0.73	0.53	0.84	0.56	0.94	-40%	3.14	2.80	+12%

Average number of shares outstanding
basic	1,018.4	1,012.8	1,021.4	1,012.7	1,022.8	1,015.6	1,025.9	1,018.0	+1%	1,022.1	1,014.7	+1%
diluted	1,026.9	1,015.7	1,025.2	1,012.7	1,025.7	1,019.9	1,031.4	1,022.5	+1%	1,027.3	1,017.7	+1%

Number of shares outstanding (at period end)
adjusted for treasury stock	1,018.7	1,012.4	1,022.3	1,012.7	1,023.3	1,017.8	1,028.2	1,018.2	+1%
total shares outstanding	1,018.7	1,012.8	1,022.3	1,012.8	1,023.3	1,017.8	1,028.2	1,018.2	+1%

Share price Frankfurt (at period end, in EUR)	47.40	34.53	38.63	33.58	39.41	44.14	46.80	43.14	+8%

Share price New York (at period end, in USD)	57.41	44.72	49.36	40.51	49.96	53.12	61.41	51.03	+20%

Market capitalization Frankfurt (at period end, in billions of EUR)	48.28	34.97	39.49	34.01	40.33	44.93	48.12	43.92	+10%

Market capitalization New York (at period end, in billions of USD)	58.48	45.29	50.46	41.03	51.12	54.07	63.14	51.96	+22%

Key Figures and Ratios

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter			Fiscal Year
(in millions of EUR)	2006	2005	2006	2005	2006	2005	2006	2005	Change	2006	2005	Change

Unit Sales (in units)	1,153,205	1,088,216	1,290,347	1,335,134	1,010,842	1,177,891	1,246,022	1,227,915	+1%	4,700,416	4,829,156	-3%

Revenues	37,185	31,744	38,562	38,423	35,176	38,155	40,666	41,454	-2%	151,589	149,776	+1%

EBIT (1)	335	157	1,263	1,274	261	1,272	1,518	518	+193%	3,377	3,221	+5%

Depreciation	3,288	3,255	3,449	3,108	3,449	3,131	3,488	3,159	+10%	13,674	12,653	+8%

EBITDA (1)	3,623	3,412	4,712	4,382	3,710	4,403	5,006	3,677	+36%	17,051	15,874	+7%

Operating Profit	891	628	1,857	1,671	892	1,838	1,877	1,048	+79%	5,517	5,185	+6%

Net Income	299	288	1,810	737	541	855	577	966	-40%	3,227	2,846	+13%

Capital Expenditure
(Property, plant & equipment)	1,440	1,475	1,740	1,606	1,247	1,690	1,511	1,809	-16%	5,938	6,580	-10%

(1)    EBIT= Income before financial income and income taxes; EBITDA = Income before financial income and income taxes plus depreciation.

Unit Sales

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter			Fiscal Year
(in units)	2006	2005	2006	2005	2006	2005	2006	2005	Change	2006	2005	Change
Mercedes Car Group	281,458	246,968	325,501	308,081	307,483	310,885	337,355	350,904	-4%	1,251,797	1,216,838	+3%
(Wholesales)

Chrysler Group	695,356	666,675	761,747	812,234	504,426	663,363	693,181	670,721	+3%	2,654,710	2,812,993	-6%
(Shipments)

Truck Group	119,343	121,722	138,560	141,857	141,905	138,949	137,148	126,971	+8%	536,956	529,499	+1%
(Wholesales)

Vans	59,724	51,631	65,574	72,258	58,812	64,236	72,785	79,120	-8%	256,895	267,245	-4%
(Wholesales)

Busses	7,840	7,460	10,295	9,458	8,620	9,200	9,437	10,103	-7%	36,192	36,221	-0%
(Wholesales)

DaimlerChrysler Group(1)	1,153,205	1,088,216	1,290,347	1,335,134	1,010,842	1,177,891	1,246,022	1,227,915	+1%	4,700,416	4,829,156	-3%

(1)             Due to eliminations (Sprinter vans sold under the Freightliner and Dodge brand), the sum of the divisions does not add up to the Group total. Mitsubishi L200 pickup and Mitsubishi Pajero vehicles manufactured in South Africa are included only at Group level.

Revenues

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter			Fiscal Year
(in millions of EUR)	2006	2005	2006	2005	2006	2005	2006	2005	Change	2006	2005	Change
Mercedes Car Group	12,324	10,383	13,394	12,472	13,477	12,519	15,384	14,641	+5%	54,579	50,015	+9%

Chrysler Group	12,572	10,735	12,461	13,030	9,511	12,889	12,572	13,464	-7%	47,116	50,118	-6%

Truck Group	7,378	6,733	8,547	8,127	8,030	7,814	8,033	7,694	+4%	31,988	30,368	+5%

Financial Services	4,109	3,567	4,276	3,812	4,303	3,913	4,466	4,147	+8%	17,154	15,439	+11%

Van, Bus, Other	3,203	2,805	3,359	3,801	3,200	3,630	3,677	4,599	-20%	13,439	14,835	-9%

Eliminations	(2,401)	(2,479)	(3,475)	(2,819)	(3,345)	(2,610)	(3,466)	(3,091)	-12%	(12,687)	(10,999)	-15%

DaimlerChrysler Group	37,185	31,744	38,562	38,423	35,176	38,155	40,666	41,454	-2%	151,589	149,776	+1%

Operating Profit

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter			Fiscal Year
(in millions of EUR)	2006	2005	2006	2005	2006	2005	2006	2005	Change	2006	2005	Change
Mercedes Car Group	(678)	(954)	807	12	991	436	1,295	1	—	2,415	(505)	—

Chrysler Group	119	252	51	544	(1,164)	310	(124)	428	—	(1,118)	1,534	—

Truck Group	426	698	551	410	556	354	487	144	+238%	2,020	1,606	+26%

Financial Services	448	328	422	385	445	408	399	347	+15%	1,714	1,468	+17%

Van, Bus, Other	423	234	159	277	315	379	16	201	-92%	913	1,091	-16%

Eliminations	153	70	(133)	43	(251)	(49)	(196)	(73)	-168%	(427)	(9)	—

DaimlerChrysler Group	891	628	1,857	1,671	892	1,838	1,877	1,048	+79%	5,517	5,185	+6%

Special Reporting Items in the Fourth Quarter
and Fiscal Year 2006/2005

	Operating Profit
	4th Quarter		Fiscal Year
(in millions of EUR)	2006	2005	2006	2005

Mercedes Car Group

Restructuring smart	9	—	(946)	(1,111)

Workforce reduction	(16)	(570)	(286)	(570)

Release of provision for early retirement	—	—	91	—

Release of provision after favorable verdict on EU competition law	—	—	—	60

Chrysler Group

Sale of Arizona Proving Grounds	—	240	—	240

Support for Collins & Aikman	(26)	(34)	(66)	(99)

Product related charges	—	(107)	—	(107)

Supplier tooling amortization	—	105	—	105

Truck Group

MMC settlement on Mitsubishi Fuso	—	—	—	276

Impairment American LaFrance	—	—	—	(87)

Release of provision for early retirement	—	—	55	—

Disposal of off-highway business	13	—	13	—

Van, Bus, Other

New management model	(176)	—	(393)	—

Disposal of off-highway business	14	—	248 (1)	—

Sale of real estate no longer required for operating purposes	47	—	133	—

Release of provision for early retirement	—	—	20	—

(1)             Including ongoing result of EUR 35 million

Mercedes Car Group
Wholesales

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter			Fiscal Year
(in units)	2006	2005	2006	2005	2006	2005	2006	2005	Change	2006	2005	Change

Mercedes Car Group	281,458	246,968	325,501	308,081	307,483	310,885	337,355	350,904	-4%	1,251,797	1,216,838	+3%

Western Europe	180,128	154,998	209,729	204,376	190,878	201,731	204,114	215,469	-5%	784,849	776,574	+1%
of which Germany	75,705	70,455	90,862	94,239	86,155	93,345	100,553	96,872	+4%	353,275	354,911	-0%

NAFTA	53,705	53,755	71,258	59,802	66,790	62,560	80,039	77,397	+3%	271,792	253,514	+7%
of which USA	48,304	49,800	65,069	54,072	61,588	56,746	73,599	71,233	+3%	248,560	231,851	+7%

Japan	13,158	10,234	11,597	12,087	11,291	11,325	12,414	14,648	-15%	48,460	48,294	+0%

Rest of World	34,467	27,981	32,917	31,816	38,524	35,269	40,788	43,390	-6%	146,696	138,456	+6%

Mercedes Car Group
Retail Sales

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter			Fiscal Year
(in units)	2006	2005	2006	2005	2006	2005	2006	2005	Change	2006	2005	Change

Mercedes Car Group	294,966	262,905	332,286	314,079	306,961	306,033	326,447	338,013	-3%	1,260,660	1,221,030	+3%

Western Europe	186,080	172,084	211,101	207,834	190,318	199,309	200,736	214,193	-6%	788,235	793,420	-1%
of which Germany	75,369	71,680	90,851	96,072	84,839	94,708	103,020	98,262	+5%	354,079	360,722	-2%

NAFTA	56,623	47,839	70,173	60,647	67,686	63,111	76,760	73,717	+4%	271,242	245,314	+11%
of which USA	51,326	43,866	63,775	54,954	62,130	57,685	70,861	67,948	+4%	248,092	224,453	+11%

Japan	13,780	10,984	13,070	12,237	11,858	11,338	11,447	11,344	+1%	50,155	45,903	+9%

Rest of World	38,483	31,998	37,942	33,361	37,099	32,275	37,504	38,759	-3%	151,028	136,393	+11%

Mercedes Car Group

Market Shares*

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter			Fiscal Year
	2006	2005	2006	2005	2006	2005	2006	2005	Change	2006	2005	Change
(in %)									in % pts			in % pts

Western Europe	4.2	3.9	4.5	4.2	4.9	4.8	5.0	5.3	-0.3	4.6	4.5	+0.1
of which Germany	9.4	9.8	9.7	9.5	9.8	10.5	10.2	10.3	-0.1	9.8	10.0	-0.2

USA	1.3	1.2	1.5	1.2	1.5	1.3	1.9	1.8	+0.1	1.5	1.7	-0.2

Japan	0.9	0.7	1.2	1.1	1.0	0.9	1.1	0.8	+0.3	1.0	0.9	+0.1

* Mercedes-Benz Passenger Cars excluding smart

Chrysler Group
Shipments*

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter			Fiscal Year
(in units)	2006	2005	2006	2005	2006	2005	2006	2005	Change	2006	2005	Change

Chrysler Group	695,356	666,675	761,747	812,234	504,426	663,363	693,181	670,721	+3%	2,654,710	2,812,993	-6%

of which Passenger Cars	184,806	153,100	191,722	197,318	126,576	156,676	178,007	151,603	+17%	681,111	658,697	+3%

Minivans	123,818	130,581	153,613	161,522	88,699	117,016	101,281	128,084	-21%	467,411	537,203	-13%

Sport Tourers	65,229	71,372	76,589	84,430	63,439	70,924	53,844	71,114	-24%	259,101	297,840	-13%

SUV’s	177,520	181,762	173,064	200,274	133,090	175,293	229,898	173,361	+33%	713,572	730,690	-2%

Light Trucks	143,983	129,860	166,759	168,690	92,622	143,454	130,151	146,559	-11%	533,515	588,563	-9%

NAFTA	651,505	630,629	705,227	764,193	451,884	622,840	631,722	620,178	+2%	2,440,338	2,637,840	-7%
of which USA	574,382	560,939	608,567	659,385	382,077	550,307	521,892	534,728	-2%	2,086,918	2,305,359	-9%
Rest of World	43,851	36,046	56,520	48,041	52,542	40,523	61,459	50,543	+22%	214,372	175,153	+22%

* Segmentation has been changed retroactively.

Chrysler Group
Retail Sales(1)

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter			Fiscal Year
(in units)	2006	2005	2006	2005	2006	2005	2006	2005	Change	2006	2005	Change

Chrysler Group(2)	690,656	664,509	713,578	782,957	635,275	736,230	662,594	646,430	+3%	2,702,103	2,830,126	-5%

of which Passenger Cars	185,609	161,397	189,846	189,923	138,457	158,395	158,575	158,018	+0%	672,487	667,733	+1%

Minivans	125,245	129,885	148,808	159,302	110,039	122,823	98,202	114,817	-14%	482,294	526,827	-8%

Sport Tourers	77,296	70,673	73,922	81,688	73,067	74,622	66,354	69,220	-4%	290,639	296,203	-2%

SUV’s	167,613	169,192	157,686	188,501	171,171	199,999	208,988	177,672	+18%	705,458	735,364	-4%

Light Trucks	134,893	133,362	143,316	163,543	142,541	180,391	130,475	126,703	+3%	551,225	603,999	-9%

NAFTA	644,263	626,197	662,298	737,158	583,159	687,549	605,456	599,134	+1%	2,495,176	2,650,038	-6%
of which USA	563,400	547,682	568,359	641,918	499,019	604,111	515,399	515,117	+0%	2,146,177	2,308,828	-7%

Rest of World	46,393	38,312	51,280	45,799	52,116	48,681	57,138	47,296	+21%	206,927	180,088	+15%

(1) Segmentation has been changed retroactively.
(2) Figures include Sprinter vans sold under the Freightliner brand.

Chrysler Group
Market Shares

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter			Fiscal Year
									Change			Change
(in %)	2006	2005	2006	2005	2006	2005	2006	2005	in % pts	2006	2005	in % pts

Chrysler Group USA	13.9	13.7	12.4	13.4	11.2	12.8	13.0	13.2	-0.2	12.6	13.2	-0.6

Passenger Cars USA	8.4	7.4	6.9	7.3	4.8	6.3	6.8	7.3	-0.5	6.7	7.0	-0.3

Trucks USA	18.4	18.5	17.2	17.9	16.6	17.5	17.6	17.5	+0.1	17.4	18.1	-0.7

Chrysler Group
Division specific data

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter				Fiscal Year
	2006	2005	2006	2005	2006	2005	2006	2005	Change		2006	2005	Change

Fleet % of Total USA	34.0%	30.6%	34.5%	28.5%	20.8%	17.2%	29.3%	30.2%	-0.9	pts.	29.9%	26.4%	+3.5	pts.

U.S. Lease % of Total Retail	25.3%	17.5%	20.0%	19.9%	19.0%	13.2%	22.9%	21.4%	+1.5	pts.	21.8%	17.7%	+4.1	pts.

U.S. Field Stock (units)	608,169	618,039	648,612	632,446	534,046	580,212	539,091	598,166	-59,075	units

U.S. Days Supply	76	78	91	75	82	82	74	85	-11	days

Truck Group

Wholesales

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter			Fiscal Year
(in units)	2006	2005	2006	2005	2006	2005	2006	2005	Change	2006	2005	Change

Truck Group	119,343	121,722	138,560	141,857	141,905	138,949	137,148	126,971	+8%	536,956	529,499	+1%

Western Europe	24,545	21,793	28,905	25,712	28,183	25,108	24,808	29,766	-17%	106,441	102,379	+4%
of which Germany	14,011	11,654	16,145	14,201	16,571	14,053	12,922	17,204	-25%	59,649	57,112	+4%

NAFTA	45,092	44,409	46,861	48,929	49,265	48,330	46,579	41,332	+13%	187,797	183,000	+3%
of which USA	39,557	39,011	40,994	42,410	42,613	41,583	40,564	35,991	+13%	163,728	158,995	+3%

Latin America (excl. Mexico)	8,960	9,018	10,569	9,563	9,770	10,490	10,424	10,083	+3%	39,723	39,154	+1%

Asia/Australia	30,437	38,954	38,932	47,456	41,581	44,248	40,847	33,913	+20%	151,797	164,571	-8%
of which Japan	14,430	11,601	18,440	17,889	19,159	15,273	19,037	14,413	+32%	71,066	59,176	+20%

Rest of World	10,309	7,548	13,293	10,197	13,106	10,773	14,490	11,877	+22%	51,198	40,395	+27%

Truck Group

Retail Sales

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter			Fiscal Year
(in units)	2006	2005	2006	2005	2006	2005	2006	2005	Change	2006	2005	Change

Truck Group	110,256	112,525	126,666	132,452	136,309	131,245	134,171	122,172	+10%	507,402	498,394	+2%

Western Europe	18,143	17,339	22,174	20,761	22,122	19,614	22,200	23,880	-7%	84,639	81,594	+4%
of which Germany	7,701	7,454	10,021	9,118	10,754	8,661	9,992	11,323	-12%	38,468	36,556	+5%

NAFTA	42,702	40,044	47,354	44,998	44,937	46,241	45,842	42,189	+9%	180,835	173,472	+4%
of which USA	37,756	35,538	41,604	39,433	38,856	40,185	39,931	36,995	+8%	158,147	152,151	+4%

Latin America	8,793	9,003	10,346	9,580	10,169	10,518	10,429	10,057	+4%	39,737	39,158	+1%
(excl. Mexico)

Asia/Australia	30,544	39,053	34,157	47,437	46,655	44,341	41,154	34,344	+20%	152,510	165,175	-8%
of which Japan	14,431	11,651	13,677	17,894	23,922	15,329	19,037	14,439	+32%	71,067	59,313	+20%

Rest of World	10,074	7,086	12,635	9,676	12,426	10,531	14,546	11,702	+24%	49,681	38,995	+27%

Truck Group

Market Shares

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter			Fiscal Year
(in %)	2006	2005	2006	2005	2006	2005	2006	2005	Change in % pts	2006	2005	Change in % pts

Trucks Europe / Latin America
(Mercedes-Benz)
Western Europe MDT/HDT	21.1	18.7	21.2	22.5	22.1	23.0	22.9	23.0	-0.1	22.0	22.2	-0.2
Germany MDT/HDT	41.6	39.0	38.2	43.2	42.5	42.5	41.4	43.3	-1.9	40.4	42.5	-2.1
Brazil MDT/HDT	34.1	31.4	31.8	28.8	31.1	33.0	31.8	32.0	-0.2	31.9	31.3	+0.6

Trucks NAFTA
(Freightliner/Sterling/Western Star)
USA Class 8	36.4	38.4	35.7	38.3	34.0	37.6	33.8	36.6	-2.8	34.7	37.5	-2.8
USA Class 5-7	23.2	26.9	22.0	22.9	20.5	24.4	22.3	24.0	-1.7	21.9	24.2	-2.3

Trucks Asia
Japan Trucks Total	20.2	20.9	23.6	25.2	25.7	24.2	28.5	21.8	+6.7	25.4	23.2	+2.2

Vans & Buses

Market Data

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter				Fiscal Year
	2006	2005	2006	2005	2006	2005	2006	2005	Change		2006	2005	Change
Vans

Wholesales (in € units)	59,724	51,631	65,574	72,258	58,812	64,236	72,785	79,120	-8%		256,895	267,245	-4%

Retail sales (in € units)	59,406	50,244	68,532	70,810	59,254	68,120	72,854	76,954	-5%		260,046	266,128	-2%

Market shares (in percent)
Western Europe midsize/large	15.3	15.2	15.7	15.7	16.3	16.6	16.3	16.8	-0.5	pts.	16.0	16.2	-0.2	pts.
Germany midsize/large	24.0	25.8	24.4	25.1	26.7	27.7	27.3	28.0	-0.7	pts.	25.8	26.8	-1.0	pts.

Buses

Wholesales (in € units)	7,840	7,460	10,295	9,458	8,620	9,200	9,437	10,103	-7%		36,192	36,221	-0%

Retail sales (in € units)	7,840	7,460	10,295	9,458	8,620	9,200	9,437	10,103	-7%		36,192	36,221	-0%

Market shares (in percent)
Western Europe heavy	26.3	25.7	24.5	27.7	25.5	23.9	25.9	27.8	-1.9	pts.	25.2	26.4	-1.2	pts.
Germany heavy	40.8	57.0	49.7	57.7	58.6	55.3	57.1	61.7	-4.6	pts.	52.2	58.7	-6.5	pts.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DaimlerChrysler AG

By:	/s/ ppa	Robert Köthner
	Name:	Robert Köthner
	Title:	Vice President
Chief Accounting Officer

By:	/s/ i.V.	Silvia Nierbauer
	Name:	Silvia Nierbauer
	Title:	Director

Date: February 14, 2007